UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Franklin BSP Private Credit Fund

Address of Principal Business Office:

9 West 57th Street, 49th Floor, Suite 4920

New York, New York 10019

Telephone Number (including area code): (212) 588-6770

Name and Address of Agent for Service of Process:

Richard Byrne, Trustee

Franklin BSP Private Credit Fund

9 West 57th Street, Suite 4920

New York, New York 10019

With Copies to:

Thomas J. Friedmann, Esq.

Richard Horowitz, Esq.

Dechert LLP

One International Place, 40th Floor

100 Oliver Street

Boston, Massachusetts 02110

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A:

Yes  ☒  No  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of New York in the State of New York on the 18th day of November, 2019.

Franklin BSP Private Credit Fund

By:	/s/ Richard Byrne
Richard Byrne
Trustee